Exhibit 22.1
Subsidiary Issuer of Guaranteed Securities

Issuer	Securities	Guarantor
Mellon Capital IV, a 100% owned finance subsidiary of The Bank of New York Mellon Corporation (the “Parent”)	6.244% Fixed-to-Floating Rate Normal Preferred Capital Securities (the “Normal Preferred Capital Securities”)
The Parent’s obligations under the trust and other agreements relating to Mellon Capital IV have the effect of providing a full and unconditional guarantee, on a subordinated basis, of payments due on the Normal Preferred Capital Securities. No other subsidiary of the Parent guarantees the securities of Mellon Capital IV.